Icon Vapor, Inc.

11578 Sorrento Valley Road San Diego, CA 92121

October 24, 2014

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Icon Vapor, Inc. Registration Statement on Form 10
Filed September 16, 2014
File No. 000-55284

Dear Ms. Ravitz:

 Icon Vapor, Inc., a California corporation (the “Company”), has received and reviewed your letter of October 10, 2014, pertaining to Company’s Registration Statement on Form 10 as filed with the Securities & Exchange Commission (the “Commission”) on September 16, 2014 (the “Filing”), File No. 000-55284.

 Specific to your comments, please find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 10, 2014.

Facing page

1.     It appears that you may be a Smaller Reporting Company. Please revise your cover page or advise.

RESPONSE:

In consideration of your comment, the Filing has been revised to reflect that the Company is a “Smaller Reporting Company.” Please see Facing Page of the revised Filing.

Business, page 3

2.     Please review the disclosure in your filing to ensure that the disclosure is applicable to your business. As examples but not a complete list, it is unclear why you have included:

●	the disclosure in the third risk factor on page 9 regarding the “civil investigative demand from the Office of the Attorney General of the State of Maine;”
●	the disclosure in the first risk factor on page 11 that “we cannot assure you that we will continue to generate operating profits on a sustainable basis;”
●	the disclosure in the fifth paragraph on page 25 that “as we continue our clinical trials, continue research and development into product improvements;” and

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●	the disclosure on page 26 about your “manufacturing facility” in San Diego and the disclosure on page 30 that you manufacture Icon Vapor.

RESPONSE:

In consideration of your comment, the Filing has been revised to ensure that the disclosures set forth therein are applicable to our business.

However, we did not revise the reference to the “civil investigative demand from the Office of the Attorney General of the State of Maine” on page 9 because that disclosure reports a governmental action issued against the Company pursuant to which the Company agreed to cease selling its products in the State of Maine until it receives the appropriate licensing.

See pages 9, 11, 25, and 26.

Overview, page 3

3.     Since it does not appear that the FDA or any other public health organization has done definitive studies to assess the health risks associated with e-cigarettes, your disclosure that your product has less detrimental health effects should be qualified to be management’s belief.

RESPONSE:

In consideration of your comment, the Filing has been revised to qualify our statement that it is our belief that our product has less detrimental health effects. Please see page 3.

4.     Please expand here and in your business section to describe whether you own the intellectual property covering the design of the cigarettes you sell. In particular, we note your disclosure that you hold no patents, that your manufacturer produces e-cigarettes to your specifications and that you are subject to infringement risk. Please clarify how you protect your business from this risk.

RESPONSE:

In consideration of your comment, the Filing has been revised to describe that we do not own the intellectual property covering the design of the cigarettes we sell.

Further, because we do not own the intellectual property covering the design of the cigarettes we sell, the Filing has been revised to remove the reference to the risk of infringement.

Please see page 7.

5.     We note that you include several internet addresses throughout your document. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document. For example, refer to the filing obligation mentioned in footnote 41. Please revise as appropriate.

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RESPONSE:

In consideration of your comment, the Filing has been revised to remove internet addresses from our document to comply with section II.A.4 of SEC Release 33-7856.

Please see page 6.

Government Regulation, page 8

6.     Please update the disclosure here and elsewhere as appropriate to reflect the FDA’s April 25, 2014 issuance of proposed rules seeking to regulate electronic cigarettes.

RESPONSE:

In consideration of your comment, the Filing has been revised to update our disclosures to reflect the FDA’s April 25, 2014 issuance of proposed rules seeking to regulate electronic cigarettes.

Please see pages 8 and 13.

Risk Factors, page 11

7.     Please include a risk factor to highlight that your auditors have issued a going concern opinion as to the continuation of your business.

RESPONSE:

In consideration of your comment, the Filing has been revised to include a risk factor that our auditors have issued a going concern opinion as to the continuation of our business.

Please see page 11.

8.     Please tell us what consideration you have given to discussing publicized incidents of electronic cigarettes exploding and the FDA’s conclusion that may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe.

RESPONSE:

In consideration of your comment and in light of publicized incidents of electronic cigarettes exploding and the FDA’s conclusion that they may contain ingredients that are known to be toxic to humans and may contain other ingredients that may not be safe, the Filing has been revised to include this information.

Please see page 14.

Our business, results of operations, and financial condition could be adversely affected, page 14

9.     Please update the disclosure in this section to disclose, if true, that the sale of electronic cigarettes is subject to tax in some states, such as Minnesota and North Carolina.

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RESPONSE:

In consideration of your comment, the Filing has been revised to update the disclosure in this section to disclose that the sale of electronic cigarettes is subject to tax in some states, such as Minnesota and North Carolina.

Please see page 14.

Restrictions on the public use of electronic cigarettes, page 20

10.   We note the vague reference to “Certain states and cities.” Please revise the disclosure to be more specific in order to clarify the risk. For example clarify that large cities, such as Boston, Chicago, New York City, and San Francisco, have adopted limitations on the use of electronic cigarettes.

RESPONSE:

In consideration of your comment, the Filing has been revised to be more specific in order to clarify the risk regarding restrictions on the public use of electronic cigarettes.

Please see page 20.

Selected Financial Data, page 24

11.    As you have elected to provide Selected Financial Data, please revise for the following:

●	Present comparative data for the six months ended June 30, 2013;
●	Disclose that you have incurred losses per share rather than “gains” per share; and,
●	Revise the item “Total stockholder’s equity” so that the amounts presented agree with the corresponding amounts presented in your financial statements.

RESPONSE:

Since the Company qualifies as a “smaller reporting company,” as defined by § 229.10(f)(1), it is not required to provide Selected Financial Data. As a result, the Filing has been revised to remove disclosures related to this section.

Please see page 24.

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Management’s Discussion and Analysis, page 25

12.   Please revise the disclosure in the second paragraph of his section to clarify the reference to “significant progress has been made working directly with the mass market accounts.” In this regard, we note your disclosure elsewhere in your document that your revenues for the six months ended June 30, 2014 decreased from your revenues for the six months ended June 30, 2013.

RESPONSE:

In consideration of your comment, the Filing has been revised to remove the statement in our disclosures that “significant progress has been made working directly with the mass market accounts.”

Please see page 25.

13.   While we see that you have provided tabular disclosure of your operating results on pages 27 and 29, please revise to also provide corresponding narrative for the annual and interim periods presented in your filing to describe and quantify the factors responsible for significant changes in the amounts of revenues and expenses or in the components thereof. Please refer to Item 303 of Regulation S-K and Interpretive Release No. 33-8350.

RESPONSE:

In consideration of your comment, the Filing has been revised to provide corresponding narrative for the annual and interim periods presented in our Filing to describe and quantify the factors responsible for significant changes in the amounts of our revenues and expenses or in the components thereof

Please see pages 27 and 29.

Liquidity and Capital Resources, page 29

14.   Please disclose how long you believe you can continue operations given your existing sources of liquidity and expected cash burn. Also, revise the first sentence under “cash requirements” to update the quantitative disclosure to the most recent balance sheet presented in your filing.

RESPONSE:

In consideration of your comment, the Filing has been revised to disclose how long we believe we can continue operations given our existing sources of liquidity and expected cash burn. Also, the first sentence under “cash requirements” has been revised to update our quantitative disclosure to reflect the most recent balance sheet present in our Filing.

Please see page 29.

15.   As a related matter, please also disclose the amount of financing you believe is necessary to continue as a going concern for the twelve months subsequent to the most recent balance sheet included in your filing. Also, describe and quantify the expected uses of cash necessary to execute your business plan over the next twelve months.

RESPONSE:

In consideration of your comment, the Filing has been revised to disclose the amount of financing we believe is necessary to continue as a going concern for the twelve months subsequent to the most recent balance sheet included in our filing. Also, the Filing has been revised to describe and quantify the expected uses of cash necessary to execute our business plan over the next twelve months.

Please see page 29.

Executive Compensation, page 33

16.   Please update the disclosure in this section that you do not have an employment agreement with Mr. Balsiger and provide the disclosure required by Item 402(o) of Regulation S-K. In this regard, we note that you filed his employment agreement as an exhibit to your Form 10. Also, update the disclosure on page 10 that Mr. Balsiger “is compensated as a consultant.”

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RESPONSE:

In consideration of your comment, the Filing has been revised to disclose that we do have an employment agreement with Mr. Balsiger and to provide the disclosure required by Item 402(o) of Regulation S-K. Also, the Filing has been revised to update the disclosure on page 10 that Mr. Balsiger “is compensated as a consultant” to reflect that he is compensated as an employee.

Please see pages 10 and 33.

Summary Compensation Table, page 33

17.   Please revise the table on page 33 to disclose the amount of the bonus instead of the percentage.

RESPONSE:

In consideration of your comment, the Filing has been revised to disclose the amount of the bonus instead of the percentage.

Please see page 33.

Certain Relationships and Related Transactions, page 34

18.   We note that you refer in this section to a threshold in which the amount involved exceeded or will exceed $120,000. Please note that the threshold is for transactions involving the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years. Refer to Item 404(d)(1) of Regulation S-K. Please revise accordingly.

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RESPONSE:

In consideration of your comment, the Filing has been revised to account for the threshold for transactions involving the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years in compliance with Item 404(d)(1) of Regulation S-K.

Please see page 34.

19.   Please provide the disclosure required by Item 404(a)(5) of Regulation S-K. In this regard, we note that your disclosure in this section does not refer to the note payable to an officer mentioned on page F-21 of your Form 10.

RESPONSE:

In consideration of your comment, the Filing has been revised to include the disclosure of the note payable to an officer mentioned on page F-21 of our Filing.

Please see page 34.

20.   Please provide the disclosure required by Item 404 of Regulation S-K regarding the transactions with an officer mentioned in the second paragraph of Note 9 on page F-23.

RESPONSE:

In consideration of your comment, the Filing has been revised to include the disclosure required by Item 404 of Regulation S-K regarding the transactions with an officer mentioned in the second paragraph of Note 9 on page F-23 of our Filing.

Please see page 34.

Recent Sales of Unregistered Securities, page 36

21.   We note the disclosure in this section that on August 28, 2013 you issued 600,000 shares of your common stock for $135,000. Please reconcile this amount and the date of sale with the information on page 33 of your Form 1-A amended on November 14, 2013 that on August 30, 2013 Kodiak Underwriting purchased 600,000 shares of your common stock for $0.40 per share. It appears that this should have resulted in proceeds to you of $240,000.

RESPONSE:

In consideration of your comment, we confirm that the Filing contains the correct amount and date of sale of the 600,000 shares of our common stock which were sold for $135,000.

Our disclosure in our Form 1-A amended on November 14, 2013 regarding the shares referenced in your comment above inadvertently stated that the referenced 600,000 shares of common stock were purchased for $0.40 per share. More accurately, they were purchased for $0.225 per share as stated in the Filing.

Please see page 36.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014 and 2013

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22.   Where applicable, comments on your audited financial statements should also be considered in your unaudited interim financial statements and related footnotes.

RESPONSE:

In consideration of your comment, the Filing has been revised to apply comments on our audited financial statements to our unaudited financial statements and related footnotes.

Note 2. Summary of Significant Accounting Policies, page F-5

23.   Please revise to provide the management representation on interim financial statements required by Instruction 2 to Rule 8-03 of Regulation S-X.

RESPONSE:

In consideration of your comment, the Filing has been revised to provide the management representation on interim financial statements required by Instruction 2 to Rule 8-03 of Regulation S-X.

See page F-16.

Note 5. Notes Payable – Short Term/Long Term Debt, page F-9

24.   Please revise your disclosure to clarify what you mean when you refer to convertible notes as being “fixed” or “variable.” We presume you are referring to the terms of the conversion features rather than the terms of interest accruals. With respect to the “fixed” notes, please revise your disclosure to describe the nature of the “bifurcated interest.” With respect to both the fixed and variable notes, please also revise to disclose the assumptions applied in valuing the conversion derivative and the “bifurcated interest,” as applicable.

RESPONSE:

In consideration of your comment, the Filing has been revised to correct the Company’s “Notes Payable” and clarify what we mean when we refer to convertible notes as being “fixed” or “variable.”

Please see page F-20.

25.   Please revise to provide a roll-forward of the derivative liability from December 31, 2013 to June 30, 2014. Clarify where the change in the liability is presented in your income statement for the interim period.

RESPONSE:

In consideration of your comment, the Filing has been revised to provide a roll-forward of the derivative liability from December 31, 2013 to June 30, 2014 and to clarify where the change in the liability is presented in our income statement for the interim period.

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Specifically, We have added a roll forward of the derivative liability presented in the Company’s “Notes Payable” from December 31, 2013 to September 30 2014 and notified the reader where the expense is shown on the statement of operations.

Please see page F-20.

Note 8. Income Tax, page F-11

26.   Tell us why the income tax footnote does not address the interim periods presented.

RESPONSE:

In consideration of your comment, the Filing has been revised to include in our interim financial statements an updated income tax note.

Please see page F-22.

Audited Financial Statements for the Years Ended December 31, 2013 and 2012

Statements of Operations, page F-14

27.   Please revise to allocate the item “stock for services” to its functional income statement categories. Refer to SAB Topic 14F.

RESPONSE:

In consideration of your comment, the Filing has been revised to allocate the item “stock for services” to its functional income statement categories in accordance with SAB Topic 14F.

Please see page F-25.

28.   With respect to the discontinued operations reported in 2012, please revise the statement of operations to comply with the formatting guidance from FASB ASC 205-20-45-3.

RESPONSE:

In consideration of your comment, the Filing has been revised to amend the presentation of discontinued operations to comply with the formatting guidance from FASB ASC 205-20-45-3 with respect to the discontinued operations reported in 2012.

Please see page F-25.

Note 2. Summary of Significant Accounting Policies, page F-17

Fair Value of Financial Instruments, page F-18

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29.   You disclose that you do not have assets or liabilities measured at fair value on a recurring or a non-recurring basis; however, we see that you report derivative liabilities on your balance sheet. Accordingly, please revise for the following:

●	Disclose the specific nature of the derivatives;
●	Provide policy disclosure that describes the accounting practices applied in accounting for the derivatives;
●	Disclose or cross reference to disclosure explaining how the derivatives were valued, including disclosure of the key assumptions applied in each interim and annual accounting period; and,
●	Disclose the classification of the periodic fair value measurements in the fair value hierarchy.

Refer to FASB ASC 820-10-50.

RESPONSE:

In consideration of your comment, we have revised our Note to the Financial Statements related to fair value instruments to include reference to the convertible derivative.

Please see pages F-28-29.

Note 5. Notes Payable – Short Term/Long Term Debt, page F-21

30.   Please revise to disclose all of the key terms of the convertible notes. For instance, disclose the conversion terms of the note originally due in 2009 and clarify whether that note is in default or whether the terms of the note have been renegotiated with the creditor. Also, disclose the payment terms and maturity dates of the convertible notes issued in 2013. Refer to FASB ASC 470-20-50-1 and FASB ASC 505-10-50.

RESPONSE:

In consideration of your comment, we have revised the notes to include the convertible features and clarify the terms.

Please see F-32.

31.   As a related matter, with respect to the note originally due in 2009, please revise your disclosure to explain what you mean when you indicate that “As the term has elapsed, the calculation for derivative expense has expired.” With respect to the other notes, please revise to disclose the nature and accounting for the disclosed derivative, to describe the “black schools module” and to disclose the assumptions applied.

RESPONSE:

In consideration of your comment, we have revised the notes to include the convertible features and clarify the terms.

Please see F-32.

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Note 7. Common Stock, page F-21

32.   With respect to shares issued for services, please revise to explain how you measure “market” on transaction dates. Also, in each instance, clarify the nature of the underlying services and whether the shares were issued to third or related parties.

RESPONSE:

In consideration of your comment, the Filing has been revised to explain how we measure “market” on transaction dates to clarify the nature of the underlying services and whether the shares were issued to third or related parties.

Specifically, we have revised the Filing to explain how we valued the services, disclose that they were for third party non-related individuals and to indicate the type of services rendered.

Please see page F-32.

Note 8. Income Taxes, page F-22

33.   It is unclear whether amounts in the tax footnote are or are not tax affected. As appropriate, please revise the tabular disclosure of deferred taxes and the reconciliation of expected income tax based on the statutory rate to reflect only tax affected balances. As appropriate, also revise to disclose the gross amount of the operating loss carry forward as opposed to a tax affected amount. In that regard, it is highly unlikely that the gross amount of the operating loss carry forward and the deferred tax asset associated with that carry forward are the same amount, as is currently disclosed.

RESPONSE:

In consideration of your comment, the Filing has been revised to amend the tabular disclosure of deferred taxes and the reconciliation of expected income tax based on the statutory rate to reflect only tax affected balances and to disclose the gross amount of the operating loss carry forward as opposed to a tax affected amount.

Specifically, we have revised the Income Tax Note for clarification.

Please see page F-33.

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Note 9. Discontinued Operations and Disposal of Assets, page F-23

34.   You disclose that Fashion Handbags was liquidated in 2012. We see that you recognized part of the liquidation as a gain and part of the liquidation as a capital contribution. We also see that in the unaudited financial statements for your 2012 year-end included in a Form 1-A/A filed on November 14, 2013, no discontinued operations are presented. Accordingly, please respond to the following:

●	As it appears that you restated previously filed 2012 financial statements for a transaction that occurred in 2012, please revise to clearly disclose that the previously filed 2012 financial statements have been restated.
●	You disclose that you forgave a loan to an officer. Tell us how forgiveness of a loan to an officer results in a capital contribution. That is, clarify whether the loan was to or from the officer.
●	Please revise your disclosure to clarify whether you were legally released from the other liabilities of Fashion Handbags as that notion is set forth in FASB ASC 405-20-40-1.

RESPONSE:

In consideration of your comment, the Filing has been revised to represent the discontinued operations and restatement.

Please see page F-34.

Exhibit 3.2.1

35.    Please file a legible exhibit. In this regard, we note the term “[ILLEGIBLE]” on pages 11 and 12 of Exhibit 3.2.1.

RESPONSE:

In consideration of your comment, we have resubmitted Exhibit 3.2.1 so that pages 11 and 12 of the resubmitted Exhibit are completely legible.

Please see Exhibit 3.2.1 of the amended Filing.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

36.   While an auditor consent is not required in a Form 10, if you continue to present the auditor consent, please have your auditor revise the language so that the consent references the actual date of his report of April 17, 2014.

RESPONSE:

In consideration of your comment, the auditor’s consent shall be removed.

Please see page 39.

In connection with the Company’s responding to the comments set forth in the September 25, 2013 letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Daniel Balsiger
Daniel Balsiger
CEO and President

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